Ethos Environmental, Inc.
6800 Gateway Park Drive
San Diego, CA 92154

September 14, 2007

Jennifer Gallagher
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:          Ethos Environmental, Inc.
SEC Comment letter dated September 7, 2007

Dear Ms. Gallagher:

On behalf of Ethos Environmental, Inc. (the “Company”), a Nevada corporation, please be advised that we have received and reviewed your letter of September 7, 2007 pertaining to the Company’s Form 8-K filed as filed with the Securities & Exchange Commission (the “Commission”) August 30, 2007.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

1.
The Company has now revised its Form 8-K, as amended, to indicate that its independent auditor resigned on August 23, 2007.  The Company has further updated its Form 8-K disclosure in Item 4.01 to comply with Item 304 of Regulation S-B.

In addition, please be advised that the Form 8-K, as amended, has been updated to reflect the proper dates and resignation language per your conversation with Thomas W. Maher, the Company’s Chief Financial Officer.

In connection with the Company’s responding to the comments set forth in the September 7, 2007 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact Luis Carrillo, Esq. at (619) 399-3102 with any questions.

Very truly yours,

/s/ ENRIQUE DE VILMORIN

Enrique de Vilmorin, Chief Executive Officer